Exhibit 99.3

ROYAL COUNTRY CLUB SPA & RESORT LICENSES

To:	Huan Lou, Sichenzia Ross Friedman Ference LLP

Cc:	Jay Kaplowitz and Cheryll Calaguio

From:	Zhang Chen-Bin Architecture Firm

Date:	October 3, 2016

Subject:	Re: Licenses and Permits for the Royal Country Club Spa & Resort

This memorandum explains and documents the process of obtaining the licenses and permits required by the related authorities in Taiwan for Imperial Garden & Resort, Inc. (“Imperial”) and its subsidiaries (collectively the “Company”) to construct and operate the Royal Country Club Spa & Resort as contemplated and described in the Form F-1. Pursuant to the service agreement entered into between Zhang Chen-Bin Architecture Firm (the “Firm”) and Yao-Teh International Recreation Co., Ltd. (“Yao-Teh”), one of Imperial’s subsidiaries, the Firm is responsible for preparing and submitting, on behalf of Yao-Teh, the applications for all the required licenses and permits for purposes of constructing and operating the Royal Country Club Spa & Resort. The Firm represents and warrants that it has the requisite knowledge and experience in the process of obtaining the relevant licenses and permits described herein.

•	Step 1 Development Permit from the Miaoli County for the Royal Country Club Spa & Resort- Approximately 8 Months

The Firm is completing the Development Plan of the Royal Country Club Spa & Resort, which will be submitted to a committee of the Miaoli County, comprising approximately twenty experts in this area. The Development Plan provides the details relating to the intended construction and operations of the Royal Country Club Spa & Resort. The committee will comment on the draft of the Development Plan. Upon receiving comments on the first draft of the Development Plan, the Firm will revise the Development Plan to address any comments from the committee and resubmit it for further review.

Simultaneously, the Firm will prepare the Land and Water Reservation Plan, which explains in detail how the Company intends to protect the soil and water on the land where the Royal Country Club Spa & Resort will be built, and the Environmental Impact Report, which analyzes the potential impacts of the intended construction and operations of the Royal Country Club Spa & Resort on the local environment. The committee will take into consideration the Land and Water Reservation Plan and the Environmental Impact Report during the review process of the Development Plan.

This review and comment process is estimated to take approximately eight months until the committee is satisfied with the Development Plan and issues the Development Permit to the Yao-Teh.

The risks involved in the first step are that the review process may take longer than expected because the Firm has to satisfy most members of the 20-person committee that the planned construction and operations of the Royal Country Club Spa & Resort will not occur any negative influences.

The Firm currently anticipates filing the Development Plan in November or December 2016 for review by the committee.

•	Step 2 Construction License- Approximately 30 Days

Upon receiving the Development Permit, the Firm will prepare relevant documents and materials to apply for a Construction License from the Miaoli County. This application takes approximately 30 days. It is necessary to have the Construction License to construct buildings on the land.

•	Step 3 Operation License- Approximately 60 Days

Upon the issuance of the Construction License, the Company may begin construction of the hotel buildings and any other facilities on the Company’s property. After the completion of the construction, the Firm will, on behalf of the Company, apply for an Operation License from the Miaoli County. The Company requires the Operation License to begin operations of the Royal Country Club Spa & Resort to the public legally.

If, for any reason, the Royal Country Club Spa & Resort operates without the proper Operation License, it would be subject to fines ranging from 3% to 30% of the contract price and be further required to obtain the Operation License.

Zhang Chen-Bin Architecture Firm

By:	/s/ Chen-Bin Chang
Name: Chen-Bin Zhang
Title: Architect
Date: October 3, 2016